Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

July 15, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 12, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from FTAI Infrastructure Inc. (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following security:

Common Stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850